FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square London E14 5HQ England

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F [X]	Form 40 F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONFERENCE CALL
SIGNATURES

On December 13, 2002, 16:00 hours (London time), Group Finance Director Douglas Flint of HSBC Holdings plc conducted a conference call with the investment community to discuss the acquisition by HSBC of Household. A copy of the transcript for the conference call follows:

MORGAN STANLEY

December 13, 2002
11:00 A.M. EST

D. Flint	Thank you very much, and thank you, too, to everyone who’s taken time out of their schedules to listen to this call. The purpose of this call is to get to a wider audience in terms of explaining the rationale of the transaction which we announced some weeks ago for HSBC to acquire Household. I’m going to make a few remarks, and then I’ll be very happy to answer your questions.

As you are all very well aware, we are not able to, nor can we, make any selective disclosures that are not in the public domain, and therefore I will not be able to answer any questions in relation to the content of the merger agreement or any questions relating to the timing of when the merger agreement and the proxy and so on will be filed, and I would ask that you respect that.

If I deal with the background to this transaction and help you understand how we got to where we got to, I would do it like this. We’ve actually known Household for some considerable time. For those of you that have a bizarre sense of history, we met about four years ago when they sued us.

When we were re-branding as HSBC, there was a confusion between HSBC and HFC in their minds, and they saw that confusion and went to court.

We won those court proceedings. They appealed. We decided that we couldn’t take even a remote risk of the appeal giving us a difficulty with our re-branding, which had been successful, so we went to Chicago and negotiated a settlement with them. And it was a very amicable, friendly, professional discussion over a very short period of time, and we ended up with the beginnings of a very strong mutual respect for each other.

We also both realized that each was a very large company, quite different from the other; that each of us knew very little about the other. Over the succeeding three or so years, we looked from time to time at whether we could do things together, whether they would originate assets for our balance sheet, whether they would securitize assets to our specification as part of their funding programs; and we looked jointly together whether there were international opportunities that we might do on a joint venture basis.

Nothing very much came of those discussions. Then this year when we were having our regular “how-are-you” and “are there things we could do together” discussions, markets were clearly more volatile; there was some unsettlement in the fixed income markets; there was some questioning of wholesale-funded models. We decided together that there may be an opportunity to see if a larger opportunity should be explored.

We did it the way we like to do it. We put to one side any discussion about a transaction or anything like that, and just explored together the strategic and business opportunities to see what they would be. We believed that they would be significant.

Firstly, we believed that we would improve access and diversification, and therefore we would improve the cost of funding if there were to be a combination. But more importantly on the business side, there were real synergies in terms of expanding the products that we could move into the joint customer bases. We would be able, as HSBC, to deal safely with customers that at the moment we turn down, because we don’t have the scale or the technology or the collection systems and management experience to handle a large number of non-prime customers, because there are very different processes between the two organizations and the two different customer bases.

On the other way around, Household would be able to migrate into the bank channel customers whose credit standing improved, or customers whose credit standing is established after a period of having had a thin credit file. Importantly, in their store card business, where they originate a very significant number of customers in the sales store promotion space, they would have a wider product range to offer customers who are prime, who will not be interested in the credit terms that Household would offer them at the end of the promotional offer.

We believe more importantly in the store card business that the combination of their experience in that business with our significant presence in the retail lending business, both in terms of lending, cash management, trade finance, would create a formidable competitive opportunity, particularly coupled with the HSBC brand, because the main competitors in this wholesale space are GE and Citi, who already have wider product ranges than Household and so on, and clearly have more of a wholesale brand than Household has.

We explored cost synergies and could see that bringing together our card platforms could be very powerful. For example, in the United States and Canada and Mexico, we outsource processing, and it was clear that Household could accommodate our card processing with very little additional cost to them and with some meaningful savings to ourselves. There were also going to be technology synergies just in bringing together platforms and networks and telecoms, but also synergies in using their credit scoring and marketing skills.

And finally, there were the opportunities that we had begun to explore three or four years earlier in terms of taking this model internationally, where Household had ambition for the model, but had some concerns in their own configuration regarding stretch in terms of supply chain between North America and other parts of the world; and of course we have centers of organizational strength in many places. Japan and Mexico are two clear markets that we think are interesting to explore, particularly dealing in Mexico with the Hispanic remittance businesses, and indeed potentially originating qualifying customers who are emigrating from Canada into the US. So that was the plus side.

Then we reflected that, given our position on the US economy, it was a challenging time to be thinking about the US economy, particularly when there was nervousness about the health of the economy and the health of the consumer. So we spent some considerable time looking at how Household’s record was in forecasting its credit costs. We examined its stress testing over the last few years, and its stress testing of double-dip recession should that occur in the US.

We modeled worse than that; we looked at the risk of ever-increasing consumer activism, and we assessed the risk to HSBC of moving into a business where we had less experience. We concluded that there were real risks, but in the context of weighing both the opportunities and the challenges and the risks, we believed that these were things that, taken one against the other, that there was a transaction that could be entered into where there was a balance, and it made sense to both sets of shareholders.

One of the reasons we think that, is that our own economic case for the near term is a period of low growth, low inflation, low interest rates, low corporate profitability, and some rising unemployment, which may not be good for equity markets, but it’s not necessarily bad for banks, as asset duration lengthens and credit costs are lower than they might otherwise be, as long as unemployment doesn’t get out of hand, because interest rates would be low.

We reflected that in this environment, the value of deposit-led franchises begins to diminish some, as margins fall, as the reinvestment of liquidity falls, as interest rates are low and maybe go lower and yield curves flatten.

And in particular, with little corporate credit demand, there’s a real potential challenge to deploying liquidity without increasing concentration risk. We already place $100 to $120 billion into the inter-bank market; we have liquid bond portfolios of $180 billion US, and the concentration risk that is involved in placing that liquidity as the number of large takers of funds diminishes is quite an important one.

Therefore, if you were thinking of an ideal world, you would look for an asset class that offered an asset that did not re-price automatically with interest rates, but gave diversification and offered scale, and clearly the asset class that does that is consumer finance, and the market in which it offers scale and diversification in the US. That was really what led us to the conclusion that the opportunity to combine with Household was a real strategic opportunity for us, where the risks and the synergies were balanced, and that was what led us to the transaction we announced on the 14th of November.

Let me stop now and see if there are questions that I can help you with. As I said at the outset, please appreciate that I am not able to answer questions about the merger agreement, both in terms of content or as to when it might be filed. Thank you.

Coordinator	Thank you. One moment, please. Our first question is from Ying Mantang of GLG Partners. Please go ahead.

Y. Mantang	Hello, Douglas. Long time no speak. Just a quick question: Why will William Aldinger be given charge of HSBC-US, when he is the man who got you in — well, got HI in the mess in the first place?

D. Flint	The reason he’s going to chair the board of our North American subgroup is because he will be the only main board director of HSBC once the transaction completes in the United States, and it would be curious to have a main board director in the US who wasn’t the most senior person in the subgroup there.

Y. Mantang	Why couldn’t you have headed up the situation?

D. Flint	Because we actually believe that the team at Household is talented, and he is talented. I think the mess which you describe, I think perhaps is a little unfair in the sense that part of the difficulties evident in the last six months were to do with liquidity strain rather than anything particular in the business model, other than being a wholesale-funded model at a time when there was nervousness in the US about wholesale-funded models.

Y. Mantang	Surely, with all the litigation going on and with all the restatements of results, I personally find, with HSBC historical model and knowing you and knowing Sir John Bond, and knowing Sir William Purves in the past, I find it very difficult to understand why would somebody of Aldinger’s credibility, especially of recent, be given charge of HSBC-US?

D. Flint	Well, that’s a judgment we’ve had to take, and we’ve taken it. I guess you will judge us on how we do going forward. We think we’ve made the right choice.

Y. Mantang	Okay. Thank you, Douglas.

Coordinator	The next question comes from Stan Sabag of KBC Asset Management.

S. Sabag	Just a few questions. First of all, what is your definition of a standard MAC clause? I wouldn’t consider that to include any kind of earnings or performance tests or a threshold on litigation liabilities. Also, regarding the Household board of directors, what are the parameters that the board must use in determining their potential to pay or increase the dividend in March? Thank you.

D. Flint	I’m not sure I can answer either of those questions. I’m not a lawyer, so trying to give you my definition of a standard MAC clause would be irrelevant. You’ll have your own view as to what is a standard MAC clause, and you’ll see the one that we have when the merger agreement is filed. I can’t talk about Household dividend projections.

Coordinator	Mr. Flint, we have a question from Andrew Bain with Millennium Partners.

A. Bain	I’ve seen a couple of references comparing the average Household consumer to other consumers that you have worldwide, and just that what we refer to as sub-prime would be prime in England or be prime in some of the other places. Is that based just on income levels alone, or does it also look at debt levels and debt servicing and any other out-of-pocket expenses and things like that?

D. Flint	It’s a good question, and I don’t think that there is the same technical definition of prime or non-prime anywhere else. I think it’s a particular US definition. I think the comparison that’s been made is that if you look at the average income of Household customers, it would be on a par with many of the customer bases; indeed, it would be in excess of many of the average customer bases that we have around the world.

The clear difference between the customers that would typically be in our model and the ones in the Household model is that the customers on the same income level in our model would tend to be net savers; whereas the customers in the Household model are high users of credit. And prime/non-prime is really a scoring of investment grade or non-investment grade, I guess, if you like, in the personal sector.

I think the important thing is not the definition, but how accurately, both models are at forecasting the credit charges of those customers. I think that’s the point that’s being made. I mean, we have significant numbers of low-income customers within our group, and we take small deposits from them. We don’t have the credit skills and scale to be able to offer the product range that Household does, and one of the things that we find attractive about this is the ability to bring a wider range of products, appropriately priced, to customers who have need of those products.

I think that’s good for both sets of customers, that Household can migrate customers whose credit qualifies into lower-priced different-term finance, and we can offer credit in a more careful environment than we have the skill and technology to do. But I think that the basic comparison was on incomes, rather than the propensity to use credit, or the investment-grade status of the customer.

A. Bain	One follow-up question if I may, on a separate subject. One of the things on Household that people keep referring to is the re-aged or renegotiated portfolio. I think we understand that it’s a good tool, and that if you had foreclosed on these people immediately when they became delinquent, there’s a lot of cash flow that you’d be cutting off prematurely, because most of the people can come back and get back to being a paying customer. But there’s still this percentage of this recidivism that ultimately still must get written off, and when you look at between the percentage that is in the re-aged portfolio and then the ultimate recidivism rate, that still represents a real charge-off that’s going to hit at some point in the future.

How do we escape this, or get our heads around this feeling that, you know what? In that re-aged portfolio there’s always going to be those two or three percent of almost lagged charge-offs that’s — it’s there, and we’re always kind of running one step in front of it.

D. Flint	The way they manage it is the same way we manage it, although it’s a bigger part of the portfolio, inevitably, given the profile of the customer bases. But I think all of us work with customers to try and maximize the cash flow to the lender, and at the same time help people manage their affairs in an efficient way and in a way that is fair and pragmatic in terms of people’s circumstances. The way they would describe it is that one of their core skill sets is being available to customers who have an irregular payment pattern, because of “bumps in the road types of accidents” or just an income pattern based on their employment, where they have irregular patterns of income and therefore somewhat of an irregular pattern of payment.

Properly scored and properly dealt with, that can still be a very attractive business to be in from the lender’s perspective, and clearly, people with irregular payment patterns have similar, indeed one might argue greater need of credit to cope with those irregular patterns. So what they do is model very closely the facility they give to customers to manage their payment history, and see to what extent they are deferring the inevitable, in which case they change their model to charge off earlier; or whether they’re in fact helping people get through the bumps in the road, coming back to compliance status again, which is to the benefit of both the customer and them.

I think basically every lender — I mean, we have debt-counseling units in the UK and Hong Kong, all over, whose job is to work with customers that have got into or are getting into difficulty, who want to find a pattern of payment that reflects their capacity and their willingness to pay. They split it out because it’s been an important disclosure they’ve made to the markets over time. I think it’s an important part of their business. I think the fact that there’s a charge-off element within it is acknowledged, and it’s dealt with in provisioning.

Coordinator	Our next question comes from Luca Ipolito with Chesapeake Partners.

L. Ipolito	Yes, good morning, and thank you for hosting this call. But I really do want to ask perhaps one more time, why have you not disclosed the merger agreement? You have the ability to do so. You do not have to wait for the proxy, and there’s absolutely no advantage to you by not disclosing it. And no one has asked you to disclose it selectively; we’ve merely asked that you disclose the document. So why do you not do so?

D. Flint	We made a decision on day one, on the basis of our own beliefs and advice we had from everybody, that we would file at the same time as we filed the proxy, and we haven’t changed our mind. We made that decision on day one, and we haven’t changed our position on that, and we’re not going to change our position. So having made the decision, we’re staying with it.

I know that many of you, all of you, wish it were different, but it isn’t, and it isn’t going to be, and that’s the way we’re doing it. But it was always that way. It’s not as if we decided not to do it. That was always going to be what we were going to do.

Coordinator	Our next question comes from James Easterland of Oak Bayou Capital. Please go ahead.

J. Easterland	Good morning. I wonder if you’d comment on what adding Household to your portfolio does to your growth rate over time? I’m thinking more like a five-year time horizon.

D. Flint	I think it’s powerful. I think the combination is one of the world’s greatest generators of liabilities and one of the world’s greatest generators of assets, and I think one of the factors that is important to assess is that the origination point that Household is in at the moment is very much a reflection of its funding model and its return on capital ambitions.

If we broaden the funding base, the origination engine that they have can be pointed higher, lower, the same place, and therefore we have a wider spectrum to originate to, because we will have a wider range of funding sources, plus the international dimension. So I think that for HSBC, the origination technology that Household has, particularly in the United States, which is portable elsewhere, gives us the ability to selectively create consumer assets which we think are the best source of risk diversification that one can have in the United States and elsewhere.

I wouldn’t like to put a figure on it, because ultimately, credit growth is linked to the health of economies, but I think it will certainly give us a step-up in the growth that we would otherwise have received. I mean, there are a large number of customers that we do not deal with because we do not have the skill set at that level. Similarly, there are a lot of customers that Household originate that they do not have a product range to offer, because they originate a substantial number of prime customers in their store card businesses that they cannot offer a product that matches those customers’ expectations. So I think that there’s a tremendous amount of opportunity as we combine, to select a growth rate that we’re comfortable with and achieve it.

Coordinator	Our next question comes from Michael Gladstone with Namura. Please go ahead.

M. Gladstone	Thank you. Four quick questions, if I may. One is, could you give us more details on how you conducted the due diligence on the $16 billion restructured loan portfolio? Two, could you explain how you stress tested the acquisition, given the double-dip scenario that you mentioned in your opening presentation? Three, what is the proposed ownership structure of Household? Will it be through a financial holding company? And four, is the completion of the transaction subject to approval from the Fed? Thank you.

D. Flint	I can deal with the first two together, really. In terms of looking at the whole credit/due diligence issue, we spent some considerable time reviewing the accuracy they had in predicting credit costs. It’s not the level of the charge, it’s the predictability of the charge. So we looked back at how accurately their own models had predicted the charge-offs that they were experiencing over the last few years, and we got comfortable with that.

Similarly, we reviewed that knowledge — and they have significant modeling capability; they have something like 700 credit analysts, of which 140, or 100-plus, are Ph.D. mathematician/statisticians; in terms of the way they modeled, the metrics they used to model consumer behavior and charge-offs and so on. We looked at their own stress-test models for double-dip and beyond, and we benchmarked them against the knowledge we have in this area, and that was how we did our diligence.

In terms of the ownership structure, it will be held by HSBC Holdings in the first instance. I mean, there’s an acquisition vehicle being formed, but essentially it’s an indirect subsidiary of the holding company. It is a brother/sister to the other companies in the group.

As to what regulatory approvals we need, it is quite complicated, and we may or may not need a Fed approval. It depends on a number of things, but we don’t think that that’s on the critical path. It’s a technical question. We may or may not need a Fed approval. But I think we have good relations with our regulators, and we do not see the regulatory approval process as being other than in the normal course; i.e., there will be hearings and inquiries and discussions and so on, but we had factored all that in when we made the announcement of the deal and the expected completion, and nothing has happened to change our view.

Coordinator	Our next question comes from Hamburg Peng of Global Investment Advisors. Please go ahead.

H. Peng	Yes. I’m afraid I missed the beginning of this call. Is there a replay number?

D. Flint	There will be, yes.

H. Peng	Okay, can you post that, please?

D. Flint	Yes, I think it is posted. I don’t have it in front of me, but I’m sure you can get it from Morgan Stanley or the service that you’re on just now.

H. Peng	Okay. This question has probably been asked multiple times, but I am just curious about where you stand relative to your original expectations in terms of timing of meeting various deadlines associated with closing this deal.

D. Flint	The greatest fear is the unknown. We don’t know what we don’t know, but we’re still comfortable with what we said at the announcement of the deal. We’re working to close this deal in the first quarter of next year.

Coordinator	Our next question comes from John LeCorretsos of Viking Global. Please go ahead.

T. Purcell	Hello, it’s actually Tom Purcell from Viking. I had a couple of questions. On the $16 billion of re-aged receivables, I’m wondering if in the future you guys will continue with the level of re-aging that’s been seen in the past, or if you will use that less than was used by Household standalone. Secondly, do you think you’d maintain the interest in the auto business that they have? Thanks.

D. Flint	Given the policy they have on re-aging or restructuring or working with customers to manage credit, the policy they have is to maximize cash flow and to work with customers to help them with irregular payment patterns. I think that is the right policy. Given that the objective is to maximize the value of the loan book, we will clearly work to a policy that maximizes the value of the loan book.

I think the auto business has some interesting potential, and certainly we have no intention of doing anything different at this stage, but clearly, when we’re further down the road, depending on where the economy is, we may decide to do the same, more or less. I don’t know, but there’s certainly no initial plan to do anything different.

I’m looking at my schedule. I can probably take two more questions.

Coordinator	Our next question comes from James Ellman of Fairhaven Capital. Please go ahead.

J. Ellman	Great, thank you. Two quick questions. Firstly, how extensive was the due diligence that you did on Household? And could you comment on some of the rumors that have been in the marketplace that since the deal was announced, there have been some unpleasant surprises in continued due diligence?

D. Flint	We’re a pretty cautious organization. We had a sizable team of people for a decent period of time in Chicago. We asked for a lot of information, which we received, and the follow-up questions and analyses that we asked for, we were given. We did what we believed was necessary and appropriate. That’s what I can say. I can’t speculate as to what people think has happened afterwards, because I don’t know what they think has happened.

J. Ellman	Okay, but there is no reason for the investment community to believe that something major has been uncovered in your due diligence process after the deal was announced?

D. Flint	We did our due diligence before we took the transaction to our Board to say this is something we want to do. To the extent that anything arises from litigation or things happen in the marketplace or anything that one finds out about subsequently, one asks questions. So it’s impossible to speculate whether something unknown will happen, but I’d just say we did our due diligence before went to see our Board to tell them what we wanted to do.

J. Ellman	Okay. A quick follow-up on that. Just in terms of your ongoing relationship with sell-side analysts that follow your company, why is it that we have not seen them raise their earnings estimates for ‘03 or ‘04 for HSBC, in light of the funding cost saves, the non-interest expense cost saves, and the potential revenue synergies of the deal?

D. Flint	I don’t know. I mean, I don’t know whether they’ve published research yet that factors it in. I don’t know.

J. Ellman	I mean, to what extent is it that you have not provided them with information as to synergies?

D. Flint	Oh, well, we certainly haven’t provided them with information, because we don’t provide selective information to anybody, and we have given no indications on synergies, consciously so. If people want to make estimates and explain what they’ve done, I guess they’ll do that. But we haven’t given people estimates, and wouldn’t.

D. Flint	This will have to be the last question.

Coordinator	Our next question comes from Anthony Pavlovich of Deutsche Bank. Please go ahead.

A. Pavlovich	Thank you, good afternoon. I was just wondering if you could please give us an update on the settlement which I believe is due imminently regarding the predatory lending case and the agreements with various states that needs to be put in place. I think that’s due next week, I believe, so could you please tell us whether that’s still on track?

D. Flint	I think that the last guidance that was given by Household when they were asked that question on the call when we announced the deal was that things were progressing smoothly, and I believe that’s still the case.

A. Pavlovich	Thank you, and do you have any idea of when we could expect an announcement?

D. Flint	When it’s ready to be made. I’m sorry, I’m going to have to break off now and say thank you for your interest, thank you for your courtesy in respecting the fact that we can’t talk about the merger agreement content or timing. I hope that in some way this call has at least given you some better understanding of what was in our minds when we announced this transaction, and the fact that we believe is important. Thank you very much.

Forward Looking Statements

This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition, including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC’s and Household’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission’s website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P.A. Stafford Name: P.A. Stafford Title: Assistant Group Secretary

Dated: December 17, 2002

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